Exhibit 99.2

13 November 2002

     CABLE AND WIRELESS PLC
REVIEW OF CABLE & WIRELESS GLOBAL

At the time of its trading update issued on 18 September 2002, Cable & Wireless announced that it was undertaking a comprehensive review of Cable & Wireless Global’s activities.

The key conclusions of the review are:

•	Cable & Wireless Global should withdraw from domestic business markets in the US and in Continental Europe except for multinational Enterprise and Service Provider customers;
•	Cable & Wireless Global’s established businesses in the UK and Japan should be reshaped to reduce costs further and produce greater focus on profitability and cash flow.

When complete, the restructuring will save around £400 million annually, compared to current operating costs. Capital expenditure to support the restructured business in the financial year 2003/2004 will be approximately £250 million, around £200 million less than in the current year, giving total cash savings post restructuring in the region of £600 million in comparison with the current run rate. The annualised current revenues of the businesses to be discontinued as a result of the restructuring are approximately £300 million.

The restructuring is expected to reduce jobs across Cable & Wireless Global by around 3,500, from 12,500 to 9,000, subject to consultation. Data centres globally will be reduced from 42 to 23.

The total cash cost of restructuring is estimated to amount to approximately £800 million, most of which is associated with property and network leases in the US and Continental Europe. The restructuring will be phased over the next 12 months, enabling the Board to consider and actively pursue all options to reduce the cash restructuring costs.

Following implementation of the restructuring, Cable & Wireless Global will:

•	be focussed on serving primarily multinational companies (Enterprise and Service Providers) in the US, UK, Continental Europe and Japan/Asia, building on the group’s core competencies and competitive advantages in this market. Cable & Wireless Global will retain that part of its infrastructure and capabilities in the US and Continental Europe as is necessary to support those multinational customers;
•	be in a better position to focus on its strong national businesses in the UK and Japan.

Options Considered

Four options were developed for the Board to consider :

1. A comprehensive restructuring and cost cutting programme broadly maintaining the existing geographic and customer set.

2. Total exit from the US and Continental Europe except for multinational Enterprise and Service Provider customers.

3. Total exit from the US and Continental Europe except for UK and Japan/Asia based customers' international connections.

4. Total exit from the US and Continental Europe.

The evaluation of the four options concluded that:

•	the implementation of Option 1 would continue Cable & Wireless Global’s exposure to difficult domestic markets in the US and Continental Europe and was rejected for that reason;
•	the implementation of Options 3 or 4 would damage Cable & Wireless Global’s capability to continue to grow its business to those target multinational Enterprise and Service Provider customers with the highest margin and growth potential. Given the global requirements of these customers, complete withdrawal from the US and Continental Europe or rationalisation to a termination capability only would remove the ability to differentiate against competitors. Revenue and margin would also decline over time for those multinational customers based in the UK and Japan;
•	the implementation of Option 2 enables Cable & Wireless Global to maintain that part of its infrastructure and capabilities in the US and Continental Europe required to support these target customers globally at the same time as withdrawing from the loss making domestic US and Continental European businesses. This enables it to focus on developing its business with its target multinational Enterprise and Service Provider market, building on two strong domestic businesses in the UK and Japan.

Financial evaluation of the four options confirmed that Option 2 offers the best balance between implementing further radical capital and cost reductions to achieve the target of free cash flow positive by the fourth quarter of 2003/2004 and retaining a sustainable, more focused business, one possessing distinct competitive advantages and significant long term growth potential.

David Nash, Chairman Designate, said: “We have conducted a comprehensive review of our Global business and considered a number of options. The scale of the restructuring we are undertaking represents a major challenge, particularly given the current market turmoil. Implementation will be demanding. However, the Board believes this approach represents the best available option for Global’s future by focusing on businesses with potential for growth whilst preserving cash by minimising exit costs and operating cash outflows”.

Graham Wallace, Chief Executive, said: “I believe the review has identified the best option for Global by focusing on our strengths. Our ability to provide a complete communications infrastructure solution to multinational companies in the US, UK, Continental Europe, Japan and Asia, means we can offer a truly differentiated service. These are tough measures in a tough market but we are committed to achieving our cash flow target for Cable & Wireless Global.”

(Ends)

Contact details

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